MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

September 13, 2011

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

ruckmanc@sec.gov

Re:	Protective Life Insurance Company
Protective Variable Annuity Separate Account
Post-Effective Amendment No. 6 to the
Registration Statement on Form N-4
File Nos. 333-153041 and 811-8108 (ProtectiveRewards Elite)

Dear Mr. Ruckman:

On June 17, 2011, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.  On August 16, 2011, we responded to comments on this filing that the Commission staff provided by telephone to Elisabeth Bentzinger on August 2, 2011.  On behalf of the Company and the Separate Account, we are responding to additional comments on this filing that the Commission staff provided by telephone to Elisabeth Bentzinger on August 22, 2011.

The following paragraphs provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages marked to indicate the changes that we propose to make in response to the Staff’s comments.

Fee Table

Comment:  Please include a footnote to the fee table that explains that there are two versions of the Protective Income Manager (“PIM”) rider, where the fee is the same but the benefit is calculated differently for joint life coverage and in some cases this difference may be substantial.

Response:  The Company has included in the PIM rider footnote to the fee table a statement that there are two versions of the rider, and has indicated that under each version the benefit is calculated differently for joint life coverage and in some cases this difference may be substantial.

Summary

1.                                       Comment:  When describing the two versions of the PIM rider in the summary, please state that in some instances (i.e., joint life coverage where there is a significant age difference) a substantial portion of the contract value may remain at the annuity commencement date and investors should consider whether joint life coverage option meets their needs.

Response:  The Company has revised the prospectus summary to state that for riders purchased on or after October 1, 2011, if joint life coverage is selected and there is a significant age difference between the two Covered Persons, then it is likely that on the Maximum Annuity Commencement Date a substantial amount of Contract Value will be remaining, resulting in the election of annuity payments rather than lifetime payments under the rider, and contract owners should discuss with their financial advisor whether joint coverage addresses their financial needs.

2.                                       Comment: Please indicate that joint life coverage under the rider may not be appropriate where one spouse is significantly older than the other spouse.

Response:  The Company has revised the prospectus summary to state that if there is a significant age disparity between spouses, then joint life coverage under the rider may not be appropriate for them.

3.                                       Comment: Please confirm that the second sentence (stating that the rider is designed for the owner to withdraw all of the contract value over a period of time) is accurate when one owner is significantly older than the other owner under joint life coverage, or revise the sentence.

Response:  The rider version to be sold on or after October 1, 2011 is designed for the owner to withdraw all of the contract value by the younger Covered Person’s 95th birthday.  However, under certain circumstances when joint life coverage is selected and there is a significant age difference between the Covered Persons, the rider may not operate as designed, and the Company has revised the prospectus to make this clear.  Moreover, the Company believes that these circumstances - which are dependent on several factors including market performance, the age and health of the older Covered Person, and the purchase of the Contract on a qualified or non-qualified basis (see the Company’s response to Comment 1 below) - represent a minority of circumstances under which the rider will be sold.  For these reasons, the Company does not believe that it is inaccurate or confusing to contract owners to state that rider is designed for the owner to withdraw all of the contract value by the younger Covered Person’s 95th birthday.

Protective Income Manager Rider

1.                                       Comment:  If it is unlikely that the rider will provide a benefit under joint life coverage when there is a significant age difference between owners, then explain supplementally why the company is offering the rider under those circumstances rather than limiting it.  In other words, why is the company offering joint life coverage when there is a significant age difference if the rider under those circumstances is per se unsuitable?

Response:  The rider is not per se unsuitable when joint life coverage is selected and there is a significant age difference between the two Covered Persons.  There are several factors that influence whether the purchase of the rider in that manner will benefit the contract owner.  For example, consistently negative or flat performance of the underlying investment options in the Contract may result in lifetime payments under the rider rather than annuity payments under the Contract.  Please see new Appendix M to the prospectus for three examples demonstrating how negative, flat, and positive market performance may influence the payment of lifetime income.

In addition, another factor that a contract owner should consider that may support the purchase of the rider with joint life coverage when there is a significant age difference is the age and health of the older Covered Person.  If the older Covered Person does not live to age 95, then the Contract Value will be distributed out by the surviving (younger) Covered Person’s 95th birthday, at which time lifetime payments under the rider will begin.  In other words, the rider will operate as designed.

Finally, if the Contract is purchased for use in connection with a qualified contract owned by the younger spouse, and the younger spouse is therefore the sole Owner under the Contract as required by the terms of the qualified contract, then there may be a desire for the older spouse to receive lifetime income under the rider in the event of the younger spouse’s death.

2.                                       Comment:  In the introduction to the PIM rider, when describing the newer version of the rider please:  a) state that in some instances (i.e., joint life coverage where there is a significant age difference) a substantial portion of the contract value may remain at the annuity commencement date and investors should consider whether joint life coverage option meets their needs; b) indicate that joint life coverage under the rider may not be appropriate where one spouse is significantly older than the other spouse; and c) confirm that the second sentence (stating that the rider is designed for the owner to withdraw all of the contract value over a period of time) is accurate when one owner is significantly older than the other owner under joint life coverage, or revise the sentence.

Response:  The Company has revised the introduction to the PIM rider to clarify the operation of the rider as purchased on or after October 1, 2011 with joint life coverage and a significant age difference between the Covered Persons.

3.                                       Comment:  If the contract owner elects joint life coverage, please confirm supplementally that the contract owner can withdraw the full Contract Value by the younger person’s 95th birthday even if this occurs after the Maximum Annuity Commencement Date.

Response:  On the Maximum Annuity Commencement Date, the PIM rider terminates and the Contract is annuitized.  At that time, the owner chooses from several annuity options available under the Contracts. One of these is the rider’s Protected Lifetime Payment Annuity Option, which provides fixed monthly annuity payments for the life of the last surviving Covered Person.  (If no election is made, then the payments will be the greater of the rider’s Protective Lifetime Payment annuity option or annuity payments for the life of the Annuitant with a 10-year period certain).  Any remaining Contract Value on the Maximum Annuity Commencement Date will be reflected in these payments.

4.                                       Comment:  Under the Selecting Your Coverage Option discussion, please explain the term “significantly younger” so that an investor will be on alert if the term is applicable to him or her and therefore may make further inquiries regarding the rider.

Response:  The Company has revised the Selecting Your Coverage Option discussion in the prospectus to clarify the term “significantly younger.”

5.                                       Comment:  Please include an example of the operation of the rider assuming a significant age difference under joint life coverage and a sizeable Contract Value, and compare Protected Lifetime Payments under the rider against annuity payments under the Contract.  Include a narrative discussion and a numerical example.  This example may be provided in an appendix to the prospectus.

Response:  The Company has added Appendix M to the prospectus to illustrate Protected Lifetime Payments under the PIM rider as compared to annuity payments under the Contract when there is joint life coverage under the PIM rider with a significant age difference between Covered Persons.

*     *     *     *     *

If you have any questions or would like to discuss our revisions, please let me know.  The Company acknowledges that, with respect to the above-referenced filing:

•                                          Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                                          the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Attachment

cc:	Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan

5

TABLE OF CONTENTS

Page
DEFINITIONS	3
FEES AND EXPENSES	4
SUMMARY	9
The Contract	9
Federal Tax Status	15
THE COMPANY, VARIABLE ACCOUNT AND FUNDS	16
Protective Life Insurance Company	16
Protective Variable Annuity Separate Account	16
Administration	18
The Funds	18
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	19
Fidelity® Variable Insurance Products	19
Franklin Templeton Variable Insurance Products Trust	20
Goldman Sachs Variable Insurance Trust	21
Legg Mason Partners Variable Equity Trust	21
Lord Abbett Series Fund, Inc.	22
MFS® Variable Insurance Trust	22
Oppenheimer Variable Account Funds	23
PIMCO Variable Insurance Trust	24
Royce Capital Fund	24
The Universal Institutional Funds, Inc.	24
Selection of Funds	25
Asset Allocation Model Portfolios	25
Other Information about the Funds	26
Certain Payments We Receive with Regard to the Funds	26
Other Investors in the Funds	27
Addition, Deletion or Substitution of Investments	28
DESCRIPTION OF THE CONTRACT	28
The Contract	28
Parties to the Contract	29
Issuance of a Contract	30
Purchase Payments	30
Right to Cancel	31
Allocation of Purchase Payments	31
Variable Account Value	32
Transfers	33
Surrenders and Partial Surrenders	37
THE GUARANTEED ACCOUNT	39
DEATH BENEFIT	41
GUARANTEED LIFETIME WITHDRAWAL BENEFITS	44
SecurePay With RightTime® Option	46
Protective Income Manager With RightTime® Option	65
Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits	78
SUSPENSION OR DELAY IN PAYMENTS	84
SUSPENSION OF CONTRACTS	84
CHARGES AND DEDUCTIONS	84
Surrender Charge	84
Mortality and Expense Risk Charge	86
Administration Charge	86
Death Benefit Fee	86
SecurePay Fee	87
Protective Income Manager Fee	88
Transfer Fee	89
Contract Maintenance Fee	89
Fund Expenses	89
Premium Taxes	89
Other Taxes	89
Other Information	89
ANNUITY PAYMENTS	89
Annuity Commencement Date	89
Annuity Value	90
Annuity Income Payments	90
Annuity Options	92
Minimum Amounts	92
Death of Annuitant or Owner After Annuity Commencement Date	92
YIELDS AND TOTAL RETURNS	92
Yields	93
Total Returns	93
Standardized Average Annual Total Returns	93
Non-Standard Average Annual Total Returns	94
Performance Comparisons	94
Other Matters	94
FEDERAL TAX MATTERS	94
Introduction	94
The Company’s Tax Status	95
TAXATION OF ANNUITIES IN GENERAL	95
Tax Deferral During Accumulation Period	95
Taxation of Partial and Full Surrenders	96
Taxation of Annuity Payments	97
Tax Consequences of Guaranteed Lifetime Withdrawal Benefits	97
Taxation of Death Benefit Proceeds	98
Assignments, Pledges, and Gratuitous Transfers	98
Penalty Tax on Premature Distributions	99
Aggregation of Contracts	99
Exchanges of Annuity Contracts	99
Loss of Interest Deduction Where Contract Is Held by or for the Benefit of Certain Nonnatural Persons	100
QUALIFIED RETIREMENT PLANS	100
In General	100
Guaranteed Lifetime Withdrawal Benefits	103
Direct Rollovers	104
FEDERAL INCOME TAX WITHHOLDING	104
GENERAL MATTERS	104
Error in Age or Gender	104
Incontestability	105
Non-Participation	105
Assignment or Transfer of a Contract	105
Notice	105
Modification	105
Reports	105
Settlement	105
Receipt of Payment	105
Protection of Proceeds	105
Minimum Values	106
Application of Law	106
No Default	106
DISTRIBUTION OF THE CONTRACTS	106
Distribution	106
Selling Broker-Dealers	106
Inquiries	108
CEFLI	108
LEGAL PROCEEDINGS	108
VOTING RIGHTS	108
FINANCIAL STATEMENTS	109
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS	110
APPENDIX A: Death Benefit calculation examples	A-1
APPENDIX B: Surrender Charge calculation examples	B-1
APPENDIX C: Variable Annuitization calculation	C-1
APPENDIX D: Condensed Financial Information	D-1
APPENDIX E: Example of SecurePay Rider	E-1
APPENDIX F: The SecurePay GMAB (Not Available On or After May 1, 2009)	F-1
APPENDIX G: Example of SecurePay Rider Without the SecurePay R72 Benefit and the SecurePay GMAB For Contract Owners Who Purchased the Rider Before May 1, 2009	G-1
APPENDIX H: Example of SecurePay Rider with the SecurePay R72 Benefit and the SecurePay GMAB For Contract Owners Who Purchased the Rider Before May 1, 2009	H-1
APPENDIX I: Example of the Protective Income Manager Rider	I-1
APPENDIX J: Protective Income Manager Rider Payment Factors	J-1
APPENDIX K: Allocation Adjustment Example	K-1
APPENDIX L: ValuPay® Death Benefit Fee for Contracts Issued before October 1, 2011	L-1
APPENDIX M: Example of Joint Life Coverage With Significant Age Difference Between Covered Persons Under the Protective Income Manager Rider (for riders purchased on or after October 1, 2011)	M-1

2

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee	$35	(1)

	Contracts Issued On or After 9/1/11	Contracts Issued Before 9/1/11
Variable Account Annual Expenses (as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	1.50%	1.35%
Administration Charge	0.15%	0.15%
Total Variable Account Annual Expenses (without death benefit fee)	1.65%	1.50%
Monthly Maximum Anniversary Value Death Benefit Fee(2)
CoverPay Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Day, beginning on the 1st Monthly Anniversary Day)
0.20%

—or—

ValuPay Fee(3) (Not available for Contracts issued on or after October 1, 2011.) (annual dollar amount per $1,000 of Net Amount at Risk on each Monthly Anniversary Day, beginning on the 13th Monthly Anniversary Day)

Maximum: (age 95 or more)	$227.28 ($18.94 per month)
Fee at age 56	$6.00 ($0.50 per month)
Minimum: (age 50 or less)	$3.00 ($0.25 per month)
Optional Guaranteed Lifetime Withdrawal Benefits(4)
Monthly SecurePay Fee(5) (as an annualized percentage of the Benefit Base(6) on each Monthly Anniversary Day, beginning with the 1st Monthly Anniversary Day following election of the rider)

SecurePay riders issued on or after October 1, 2011:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.60%
Purchase of SecurePay rider under RightTime® option	0.95%	0.70%
Purchase of SecurePay rider with SecurePay R72 Benefit at time of Contract Purchase	1.40%	1.00%
Purchase of SecurePay rider with SecurePay R72 Benefit under RightTime® option	1.60%	1.10%

SecurePay riders issued on or after May 1, 2010 and before October 1, 2011:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTime® option	0.95%	0.60%
Purchase of SecurePay rider with SecurePay R72 Benefit at time of Contract Purchase	1.40%	0.95%
Purchase of SecurePay rider with SecurePay R72 Benefit under RightTime® option	1.60%	1.05%

SecurePay riders issued on or after May 1, 2009 and before May 1, 2010:(7)

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTime® option	0.95%	0.60%
Purchase of SecurePay rider with SecurePay R72 Benefit at time of Contract Purchase	1.40%	0.90%
Purchase of SecurePay rider with SecurePay R72 Benefit under RightTime® option	1.60%	1.00%

SecurePay riders issued before May 1, 2009:(7)

	Maximum	Current(8)
SecurePay rider	0.95%	0.70%
SecurePay rider with SecurePay R72 Benefit	1.40%	0.90%
SecurePay rider with SecurePay GMAB	1.30%	0.85%
SecurePay rider with SecurePay R72 Benefit and SecurePay GMAB	1.70%	1.05%

Monthly Protective Income Manager Fee(9) (as an annualized percentage of Contract Value(10) beginning with the 1st Monthly Anniversary Day following election of the rider)

	Maximum	Current
Purchase of the Protective Income Manager rider at time of Contract Purchase	2.00%	1.00%
Purchase of the Protective Income Manager rider under Right Time® option	2.20%	1.10%

(1)

We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders and surrender charges, is $100,000 or more ($50,000 or more for Contracts issued before October 1, 2011.) (See “Charges and Deductions.”)

(2)

There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. If you purchased your Contract before October 1, 2011, you elected either the CoverPay Fee or the ValuPay Fee if you purchased the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider.

(3)

The ValuPay fee, only available on Contracts issued before October 1, 2011, is based on the Net Amount at Risk and the oldest Owner’s age. If the Net Amount at Risk remains the same, the ValuPay fee will increase over time as the age of the oldest Owner increases. (See “Charges and Deductions, ValuPay Fee.”)

(4)	You may not purchase both the SecurePay rider and the Protective Income Manager rider.
(5)

If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee and your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay R72 Benefit, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. However, you will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values See “SecurePay with RightTime® Option” in this prospectus. If you purchased a SecurePay rider before May 1, 2009 and you purchased the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB), you also will not be permitted to “step-up” the GMAB Guaranteed Amount or repurchase the SecurePay GMAB following its termination if you elect not to pay the increase in your SecurePay Fee (please note that you will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional “step-ups” of the GMAB Guaranteed Amounts and/or repurchase the SecurePay GMAB following its termination). See Appendix F: The SecurePay GMAB (Not Available On or After May 1, 2009).

(6)

The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. On the Rider Effective Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see “SecurePay with RightTime® option” in this prospectus.

(7)

Effective May 1, 2009, the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB) is no longer available for purchase with the SecurePay rider, even if you purchased your Contract prior to May 1, 2009 and you purchase the rider on or after May 1, 2009 by exercising the RightTime® option. For information on the SecurePay GMAB, please see Appendix F: The SecurePay GMAB (Not Available On or After May 1, 2009).

(8)	The current SecurePay Fee may be lower for certain Owners who elected not to pay an increase in the fee that became effective on February 16, 2009.

(9)

The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011. There are two versions of the Protective Income Manager (“PIM”) rider depending on when the rider was purchased. The fee is the same under both versions of the rider, but we calculate the rider’s benefit differently under each version if joint life coverage is selected. In some cases, this difference may be substantial. See “Protective Income Manager with RightTime® Option” in this prospectus.

(10)

The Protective Income Manager fee is a percentage of the greatest of: (a) the Contract Value on the fee calculation date; (b) the Contract Value on the later of the Rider Effective Date or the most recent Reset Date and, (c) if the rider is purchased on the Contract Effective Date, the sum of all Purchase Payments made within the first 120 days following the Contract Effective Date (this does not apply to fee calculations occurring during the 120-day period). If we increase the Protective Income Manager Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager Fee, and your Protective Income Manager rider will not terminate, but we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries (meaning your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase). You will continue to be assessed your current Protective Income Manager Fee.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2010. Current or future expenses may be higher or lower than those shown.

What is the Protective Income Manager Rider (patent pending)?

The Protective Income Manager rider (available only with Contracts issued on or after May 1, 2011) guarantees the right to make withdrawals each year even if your Contract Value is reduced to zero due to poor market performance, and provides fixed lifetime income payments for the life of any Covered Person (“Protected Lifetime Payments”) beginning on the Maximum Annuity Commencement Date. The Protective Income Manager rider is specifically designed for you to withdraw all of your Contract Value systematically over a particular period of time.

• If you purchased the rider before October 1, 2011, the rider is designed to distribute your Contract Value by the Maximum Annuity Commencement Date, which is the (older) Covered Person’s 95th birthday, in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”).

• If you purchased the rider on or after October 1, 2011, the rider is designed to distribute your Contract Value by the (younger) Covered Person’s 95th birthday in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”).

Note: The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Commencement Date (the older Covered Person’s 95th birthday), a substantial amount of Contract Value will still be remaining and you will choose to apply this amount to an Annuity Option instead of the rider’s Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its benefit. If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint life coverage will address your financial needs and be suitable for you. See “Protective Income Manager With RightTime® Option — Selecting Your Coverage Option” for factors to consider when discussing this with your advisor. Also see Appendix M for examples of joint life coverage when there is a significant age difference.

Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary.

Because you must make all allocations in accordance with our Allocation Guidelines and Restrictions your options for allocating Purchase Payments and Contract Value will be restricted if you purchase the Protective Income Manager rider. The required allocations under these guidelines may not be consistent with an aggressive investment strategy. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the Protective Income Manager rider are probably not appropriate for you. Please see “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

We charge an additional fee if you purchase the Protective Income Manager rider. If you elect the Protective Income Manager rider, you will begin paying this fee as of the date the Protective Income Manager rider is issued. You may not cancel the Protective Income Manager rider for the first ten years following the date of its issue.

The Protective Income Manager mark is considered to be the exclusive intellectual property of Protective Life Insurance Company. For more information on the Protective Income Manager rider, please see “Protective Income Manager With RightTime® Option.”

rider. Before you select either rider, you should carefully compare both and consult your sales representative to determine which rider (if either) better suits your needs.

The primary distinctions between the SecurePay rider and the Protective Income Manager rider are as follows:

	SecurePay Rider	Protective Income Manager Rider (patent pending)

Rider Objective

To make available an annual withdrawal amount that is guaranteed for life if Contract Value is reduced to zero, but withdrawals are not designed to deplete Contract Value.

This rider may be more appropriate for you if you are concerned that you might outlive your Contract Value, and you care about providing a death benefit to your heirs.

To make available an annual withdrawal amount that is designed to deplete Contract Value by age 95, and then provide lifetime payments.

This rider may be more appropriate for you if your primary objective is to receive a stream of income now, and you are less concerned about providing a death benefit to your heirs. But, see “Protective Income Manager With RightTime® Option — Selecting Your Coverage Option” if joint life coverage is desired and there is a significant age difference between you and your spouse because the rider may not be appropriate for you.

Death Benefit

The Maximum Anniversary Value Death Benefit and the Return of Purchase Payments Death Benefit are available.

The death benefit value may remain higher than under the Protective Income Manager rider because withdrawal amounts will likely be lower and therefore will reduce the death benefit more slowly.

Only the Return of Purchase Payments Death Benefit is available.

Because the rider is designed to deplete Contract Value over time, higher periodic withdrawals may more quickly reduce the death benefit value than if the SecurePay rider is elected.

Withdrawal Amount

Annual Withdrawal Amount is calculated as a percentage of the Benefit Base. May increase for certain medical conditions or confinement to a nursing home.

The rider is designed to provide lower, consistent withdrawal amounts each year than those provided under the Protective Income Manager rider.

Optimal Withdrawal Amount is calculated as a percentage of the Contract Value.

The rider is designed to provide higher, fluctuating withdrawal amounts each year, with the intent of depleting the Contract Value by age 95.

Investment Allocation Guidelines and Restrictions

You must allocate Purchase Payments and Contract Value in accordance with: (1) Allocation by Investment Category guidelines; (2) an eligible Benefit Allocation Model Portfolio; or (3) a combination of 1 or 2.

You cannot make Purchase Payments on or after the Benefit Election Date.

You must allocate Purchase Payments and Contract Value in accordance with: (1) Allocation by Investment Category guidelines; (2) an eligible Benefit Allocation Model Portfolio; or (3) a combination of 1 or 2. Also, you must participate in the Allocation Adjustment.

You may make Purchase Payments until the Annuity Commencement Date.

If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTime® option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

•  The initial Benefit Base will be equal to the Contract Value as of the new Rider Effective Date.

•  We will impose the current SecurePay Fee in effect on the new Rider Effective Date.

If you have selected the SecurePay R72 Benefit with your new SecurePay rider, then when we calculate the AWA under the new SecurePay rider, we will base the Maximum Withdrawal Percentage on the age of the Owner (the younger Owner in the case of two Owners), as of the new rider’s Benefit Election Date.

Please note you may only purchase a new SecurePay rider with the SecurePay R72 Benefit if this benefit was available on the date that you purchased the Contract.

Tax Consequences

Treatment of Civil Unions and Domestic Partners. The SecurePay rider’s provisions relating to marital status are interpreted under applicable state law. For example, if the state law governing the SecurePay rider treats individuals who are in a bona fide civil union or a domestic partnership as married, or the parties to a valid same sex marriage as spouses, such treatment will be recognized under the rider. However, as described above in “Death Benefit-Continuation of the Contract by a Surviving Spouse,” DOMA is the controlling law when determining whether individuals are married (or are spouses) for federal tax purposes and when interpreting certain provisions of the Contract to which the SecurePay rider is attached. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law and for purposes of the SecurePay rider, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to non-spouse beneficiaries. In some circumstances, these required distributions could substantially reduce or eliminate the value of the SecurePay rider benefit.

In addition, the SecurePay rider allows the surviving spouse of a deceased owner who continues the underlying Contract and becomes the new owner to purchase a new rider if the benefit is being offered at that time. This right is only available to an individual who was the spouse of the deceased owner within the meaning of DOMA.

An individual who is treated as a spouse for state law purposes, but not for DOMA, should not purchase the SecurePay rider before consulting legal and financial advisors, and carefully evaluating whether the SecurePay rider is suitable for her or his needs.

Other Tax Matters. For a discussion of other tax consequences specific to the SecurePay rider, please see TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Guaranteed Lifetime Withdrawal Benefits and QUALIFIED RETIREMENT PLANS, Guaranteed Lifetime Withdrawal Benefits.

PROTECTIVE INCOME MANAGER (patent pending) WITH RightTime® OPTION

The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011.

In general, the Protective Income Manager rider guarantees the right to make withdrawals (“Protective Income Manager Withdrawals”) each year even if your Contract Value is reduced to zero due to poor market performance, and provides fixed lifetime income payments for the life of any Covered Person (“Protected Lifetime Payments”) beginning on the Maximum Annuity Commencement Date. Protective Income Manager is specifically designed for you to withdraw all your Contract Value systematically over a particular period of time.

•                  If you purchased the rider before October 1, 2011, the rider is designed to distribute your Contract Value by the Maximum Annuity Commencement Date, which is the (older) Covered Person’s 95th birthday, in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”).

•                  If you purchased the rider on or after October 1, 2011, the rider is designed to distribute your Contract Value by the (younger) Covered Person’s 95th birthday in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”).

Note: The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Commencement Date (the older Covered Person’s 95th birthday), a substantial amount of Contract Value will still be remaining and you will choose to apply this amount to an Annuity Option instead of the rider’s Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its benefit. If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint life coverage will address your financial needs and be suitable for you. See “Selecting Your Coverage Option” below for factors to consider when discussing this with your advisor. Also see Appendix M for examples of joint life coverage when there is a significant age difference.

Under the Protective Income Manager rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make Protective Income Manager Withdrawals each Contract Year up to a specified amount during the life of the Covered Person(s). This amount is called the “Optimal Withdrawal Amount,” and is calculated as a percentage of your Contract Value. Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary. Protective Income Manager Withdrawals are guaranteed to be no lower than your initial Optimal Withdrawal Amount, even if your Contract Value falls to zero, if you do not take any withdrawals in excess of your Optimal Withdrawal Amount (“Excess Withdrawals”).

You may purchase the Protective Income Manager rider when you purchase your Contract, or at a later date under our RightTime® option, provided the Covered Person (or both Covered Persons) are between ages 60 and 80 on the date the Protective Income Manager rider is issued (the “Rider Effective Date”) and your Contract Value is at least $25,000 on that date if you purchase under the RightTime option.

The availability of the Protective Income Manager rider is subject to state approval. We will not issue the Protective Income Manager rider in a state until state approval is received. Please check with your sales representative regarding approval in your state. If you purchase your Contract on or after October 1, 2011, and the Protective Income Manager rider has not been approved in your state, and you later purchase the Protective Income Manager rider under the RightTime® option within 60 days of such approval, your Protective Income Manager fee will be the same as it would have been if you had purchased the Protective Income Manager rider when you purchased your Contract.

The Protective Income Manager rider does not guarantee Contract Value or the performance of any investment option.

Important Considerations

•                  If you purchase the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value are restricted. See “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

•                  If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See “Death of a Covered Person.”)

whether the Optimal Withdrawal Amount will continue to be available for the life of the surviving spouse. Important Note on Joint Life Coverage: The version of the rider issued on or after October 1, 2011 is designed to distribute all of your Contract Value by the younger Covered Person’s 95th birthday. The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Commencement Date (the older Covered Person’s 95th birthday), a substantial amount of Contract Value will still be remaining and you will choose to apply this amount to an Annuity Option instead of the rider’s Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its benefit. See “Determining Your Optimal “Protected Lifetime Payments Available on Maximum Annuity Commencement Date (Oldest Owner’s or Annuitant’s 95th Birthday).”

Factors for you, your spouse, and your financial advisor to consider before purchasing joint life coverage under the rider include:

•                  Your expectations as to Separate Account performance between now and the Maximum Annuity Commencement Date. Please see Appendix M for examples demonstrating how negative, flat, and positive market performance may influence the payment of lifetime income under the rider when there is a significant age difference between Covered Persons.

•                  The age difference between you and your spouse. As the age difference increases (particularly when there is more than ten years between you), the more likely it is that the rider will not distribute all of your Contract Value and then make Protected Lifetime Payments.

•                  The age and health of the older Covered Person. If the older Covered Person does not live to age 95, then the Contract Value will be distributed by the surviving Covered Person’s 95th birthday, at which time Protected Lifetime Payments under the rider will begin. You may also want to consider the sex of the older Covered Person, as females are more likely to live to age 95 than are males.

•                  Whether the Contract was purchased for use in connection with a Qualified Contract owned by the younger spouse. If the younger spouse is the sole Owner under the Contract, then there may be a desire for the older spouse to receive Protected Lifetime Payments under the rider in the event of the younger spouse’s death. You should discuss these payments as well as the payments you might receive under other Annuity Options under your Contract.

If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint coverage under the Protective Income Manager rider will address your financial needs and be suitable for you.

The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage

Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	N/A

Single Owner/Spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon the death of the Covered Person.	N/A

	Single Life Coverage	Joint Life Coverage

Joint Owner/Spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Note:                   A change of Covered Persons will cause the Protective Income Manager rider to terminate and any scheduled Protective Income Manager Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. In addition, whether a spouse continues the Contract could affect the rights and benefits under the Protective Income Manager rider and could have tax consequences. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

Allocation Guidelines and Restrictions

In order to maintain the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the Protective Income Manager rider. Please see “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

Determining Your Optimal Withdrawal Amount

The Optimal Withdrawal Amount is the maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider. We calculate your Optimal Withdrawal Amount each year by multiplying your Contract Value by the “Protective Income Manager Payment Factor.” This factor, described in more detail below, depends upon when you purchased your rider.

If you purchased your rider before October 1, 2011, the factor is based on:

•  the age of the (younger) Covered Person on the Rider Effective Date; and

•  the number of years remaining until the Maximum Annuity Commencement Date.

If you purchased your rider on or after October 1, 2011, the factor is based on:

•  the age of the (younger) Covered Person on the Rider Effective Date; and

•  the age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount.

Note:                   So long as you never take an Excess Withdrawal (described below), the amount you may withdraw from your Contract Value each year will never be less than your initial Optimal Withdrawal Amount.

1.               We determine your initial Optimal Withdrawal Amount as of the Rider Effective Date by multiplying the “Protective Income Manager Payment Factor” (described below) by your Contract Value on that date.

For example, assume there is one Covered Person under the Protective Income Manager rider, a 75-year old who has made an initial Purchase Payment of $100,000. As provided in the Single Life Coverage table in Appendix J, the Protective Income Manager Payment Factor is 0.06661 (because she is 75). We determine the initial Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor by the Contract Value. Therefore, the initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000).

APPENDIX M

Example of Joint Life Coverage With Significant Age Difference Between Covered Persons

Under the Protective Income Manager Rider

(for riders purchased on or after October 1, 2011)

The purpose of the following examples is to demonstrate the operation of the Protective Income Manager Rider (as purchased on or after October 1, 2011) under various Separate Account performance scenarios when there is joint life coverage and a significant age difference exists between the two Covered Persons. The examples are based on hypothetical Contract Values and transactions. The examples are not representative of past or future performance and are not intended to project or predict performance. There is, of course, no assurance that the Separate Account will experience positive investment performance. The examples reflect the deduction of fees and charges. See Appendix I for a detailed example of the operation of the Protective Income Manager Rider.

EXAMPLE 1—NEGATIVE SEPARATE ACCOUNT PERFORMANCE

ASSUMPTIONS:

•      Covered Person #1, Joe, 60 years old on the Rider Effective Date

•      Covered Person #2, Sally, 80 years old on the Rider Effective Date

•      Purchased the Protective Income Manager Rider at the time of Contract purchase and on or after October 1, 2011

•      Elected Joint Life Coverage

•      Began making Protective Income Manager Withdrawals immediately equal to the annual Optimal Withdrawal Amount

•      Separate Account performance (before all fees and charges): -7% in all years

Contract Year	End of Year Oldest Attained Age	Premium	Beginning of Year Contract Value	Contract Charges	PIM Withdrawal(A)	Fund Expenses	End of Year Contract Value(B)	Separate Account Performance	Protected Lifetime Payment	Annuity Payment

1	81	$100,000.00	$100,000.00	$2,071.86	$4,830.76	$(7,675.56)	$85,421.83	-7.00%
2	82	$—	$85,421.83	$1,911.24	$4,830.76	$(6,524.48)	$72,155.36	-7.00%
3	83	$—	$72,155.36	$1,765.06	$4,830.76	$(5,478.35)	$60,081.19	-7.00%
4	84	$—	$60,081.19	$1,632.03	$4,830.76	$(4,526.25)	$49,092.15	-7.00%
5	85	$—	$49,092.15	$1,510.95	$4,830.76	$(3,658.66)	$39,091.78	-7.00%
6	86	$—	$39,091.78	$1,400.77	$4,830.76	$(2,869.92)	$29,990.33	-7.00%
7	87	$—	$29,990.33	$1,300.49	$4,830.76	$(2,151.38)	$21,707.70	-7.00%
8	88	$—	$21,707.70	$1,209.23	$4,830.76	$(1,498.30)	$14,169.41	-7.00%
9	89	$—	$14,169.41	$1,126.17	$4,830.76	$(903.51)	$7,308.98	-7.00%
10	90	$—	$7,308.98	$1,050.58	$4,830.76	$(362.25)	$1,065.39	-7.00%
11	91	$—	$1,065.39	$249.03	$4,830.76	$(11.23)	$—	-7.00%
12	92	$—	$—	$—	$4,830.76	$—	$—	-7.00%
13	93	$—	$—	$—	$4,830.76	$—	$—	-7.00%
14	94	$—	$—	$—	$4,830.76	$—	$—	-7.00%
15	95	$—	$—	$—	$4,830.76	$—	$—	-7.00%	$4,830.76	$0.00	(C)

(A)            $4830.76 equals .0483076 (the Protective Income Manager Payment Factor in year one) x $100,000 (the initial Contract Value). The Protective Income Manager Payment Factor is based on the age of Joe (the younger Covered Person) on the Rider Effective Date, as well as his attained age on the date we calculate the Optimal Withdrawal Amount (which, in this example, is the full amount withdrawn each year).

(B)             The End of Year Contract Value is equal to the Beginning of Year Contract Value minus Contract Charges minus the PIM Withdrawal minus Fund Expenses.

(C)             On the Maximum Annuity Commencement Date, which is when Sally (the older Covered Person) reaches age 95, Sally and Joe must choose to receive annuity payments under their Contract or Protected Lifetime Payments under the rider. Because there is no Contract Value remaining to annuitize, Sally and Joe will receive Protected Lifetime Payments in an annual amount of $4,830.76 until they both die.

EXAMPLE 2—FLAT SEPARATE ACCOUNT PERFORMANCE

ASSUMPTIONS:

•                  Covered Person #1, Joe, 60 years old on the Rider Effective Date

•                  Covered Person #2, Sally, 80 years old on the Rider Effective Date

•                  Purchased the Protective Income Manager Rider at the time of Contract purchase and on or after October 1, 2011

•                  Elected Joint Life Coverage

•                  Began making Protective Income Manager Withdrawals immediately equal to the annual Optimal Withdrawal Amount

•                  Separate Account performance (before all fees and charges): 0% in all years

Contract Year	End of Year Oldest Attained Age	Premium	Beginning of Year Contract Value	Contract Charges	PIM Withdrawal(A)	Fund Expenses	End of Year Contract Value(B)	Separate Account Performance	Protected Lifetime Payment	Annuity Payment

1	81	$100,000.00	$100,000.00	$2,108.18	$4,830.76	$(963.64)	$92,097.42	0.00%
2	82	$—	$92,097.42	$2,018.20	$4,830.76	$(885.39)	$84,363.08	0.00%
3	83	$—	$84,363.08	$1,930.12	$4,830.76	$(808.80)	$76,793.40	0.00%
4	84	$—	$76,793.40	$1,843.92	$4,830.76	$(733.85)	$69,384.87	0.00%
5	85	$—	$69,384.87	$1,759.56	$4,830.76	$(660.49)	$62,134.06	0.00%
6	86	$—	$62,134.06	$1,676.99	$4,830.76	$(588.69)	$55,037.62	0.00%
7	87	$—	$55,037.62	$1,596.18	$4,830.76	$(518.42)	$48,092.26	0.00%
8	88	$—	$48,092.26	$1,517.09	$4,830.76	$(449.65)	$41,294.77	0.00%
9	89	$—	$41,294.77	$1,439.69	$4,830.76	$(382.34)	$34,641.98	0.00%
10	90	$—	$34,641.98	$1,363.93	$4,830.76	$(316.46)	$28,130.83	0.00%
11	91	$—	$28,130.83	$1,289.79	$4,830.76	$(251.99)	$21,758.30	0.00%
12	92	$—	$21,758.30	$1,217.22	$4,830.76	$(188.89)	$15,521.44	0.00%
13	93	$—	$15,521.44	$1,146.20	$4,830.76	$(127.13)	$9,417.35	0.00%
14	94	$—	$9,417.35	$1,076.69	$4,830.76	$(66.69)	$3,443.22	0.00%
15	95	$—	$3,443.22	$613.78	$4,830.76	$(11.50)	$—	0.00%	$4,830.76	$0.00	(C)

(A)            $4830.76 equals .0483076 (the Protective Income Manager Payment Factor in year one) x $100,000 (the initial Contract Value). The Protective Income Manager Payment Factor is based on the age of Joe (the younger Covered Person) on the Rider Effective Date, as well as his attained age on the date we calculate the Optimal Withdrawal Amount (which, in this example, is the full amount withdrawn each year).

(B)             The End of Year Contract Value is equal to the Beginning of Year Contract Value minus Contract Charges minus the PIM Withdrawal minus Fund Expenses.

(C)             On the Maximum Annuity Commencement Date, which is when Sally (the older Covered Person) reaches age 95, Sally and Joe must choose to receive annuity payments under their Contract or Protected Lifetime

Payments under the rider. Because there is no Contract Value remaining to annuitize, Sally and Joe will receive Protected Lifetime Payments in an annual amount of $4,830.76 until they both die.

EXAMPLE 3—POSITIVE SEPARATE ACCOUNT PERFORMANCE

ASSUMPTIONS:

•                  Covered Person #1, Joe, 60 years old on the Rider Effective Date

•                  Covered Person #2, Sally, 80 years old on the Rider Effective Date

•                  Purchased the Protective Income Manager Rider at the time of Contract purchase and on or after October 1, 2011

•                  Elected Joint Life Coverage

•                  Began making Protective Income Manager Withdrawals immediately equal to the annual Optimal Withdrawal Amount

•                  Separate Account performance (before all fees and charges): 7% in all years

Contract Year	End of Year Oldest Attained Age	Premium	Beginning of Year Contract Value	Contract Charges	PIM Withdrawal(A)	Fund Expenses	End of Year Contract Value(B)	Separate Account Performance	Protected Lifetime Payment	Annuity Payment

1	81	$100,000.00	$100,000.00	$2,143.61	$4,830.76	$5,752.85	$98,778.48	7.00%
2	82	$—	$98,778.48	$2,129.19	$4,844.41	$5,680.28	$97,485.16	7.00%
3	83	$—	$97,485.16	$2,113.93	$4,857.53	$5,603.26	$96,116.97	7.00%
4	84	$—	$96,116.97	$2,097.79	$4,870.07	$5,522.11	$94,671.22	7.00%
5	85	$—	$94,671.22	$2,080.74	$4,881.96	$5,436.20	$93,144.72	7.00%
6	86	$—	$93,144.72	$2,062.75	$4,893.14	$5,345.58	$91,534.41	7.00%
7	87	$—	$91,534.41	$2,043.78	$4,903.54	$5,250.66	$89,837.76	7.00%
8	88	$—	$89,837.76	$2,023.80	$4,913.10	$5,149.95	$88,050.81	7.00%
9	89	$—	$88,050.81	$2,002.76	$4,921.69	$5,044.23	$86,170.59	7.00%
10	90	$—	$86,170.59	$1,980.63	$4,929.24	$4,932.96	$84,193.68	7.00%
11	91	$—	$84,193.68	$1,957.37	$4,935.62	$4,815.62	$82,116.31	7.00%
12	92	$—	$82,116.31	$1,932.94	$4,940.69	$4,692.83	$79,935.51	7.00%
13	93	$—	$79,935.51	$1,907.30	$4,944.32	$4,564.11	$77,648.00	7.00%
14	94	$—	$77,648.00	$1,880.42	$4,946.37	$4,428.71	$75,249.92	7.00%
15	95	$—	$75,249.92	$1,852.25	$4,946.62	$4,287.07	$72,738.13	7.00%	$4,830.76	$5,912.40	(C)

(A)            $4830.76 equals .0483076 (the Protective Income Manager Payment Factor in year one) x $100,000 (the initial Contract Value). The Protective Income Manager Payment Factor is based on the age of Joe (the younger Covered Person) on the Rider Effective Date, as well as his attained age on the date we calculate the Optimal Withdrawal Amount (which, in this example, is the full amount withdrawn each year).

(B)             The End of Year Contract Value is equal to the Beginning of Year Contract Value minus Contract Charges minus the PIM Withdrawal minus Fund Expenses.

(C)             On the Maximum Annuity Commencement Date, which is when Sally (the older Covered Person) reaches age 95, Sally and Joe must choose to receive annuity payments under their Contract or Protected Lifetime Payments under the rider. Because the annuity payments of $5,912.40 are greater than Protected Lifetime Payments of $4,830.76, Sally and Joe will receive annuity payments in an annual amount of $5,912.40 until they both die. The $5,912.40 represents Annuity Option B—Life Income With Or Without A Certain Period under the Contract with a 10-year Certain Period, assuming a 4% current interest rate.